SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 2, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Ad Hoc Publication dated July 31, 2002	3

Weak Capital Markets Impact Allianz Group Results / Insurance Business and Asset Management Ahead of Budget / Comprehensive Action Program for Banking Segment

In light of the continuing weak capital markets and the resulting impact on the performance of the capital holdings and the banking business the Allianz Group is adjusting its profit outlook for fiscal 2002 to the changed environment. The previous forecast for the full fiscal 2002 of 3 billion euros (after 1.62 billion euros for the year 2001) was based on the assumption that the equity market would stabilize at the level reached at the start of the year. It is clear that in current market conditions the forecast cannot be achieved while maintaining the expected quality of earnings.

In the first half-year of fiscal 2002 the Allianz Group has achieved a profit of around 1.6 billion euros. However, due to the weakness of the capital markets a loss of about 350 million euros had to be registered in the second quarter.

Besides the investment portfolio, which had to absorb high write-downs, the banking segment was especially affected. Here the difficult condition of the capital markets resulted in a significant drop in earnings; the cost reduction measures implemented and executed so far have not been able to compensate for the shortfall. Furthermore, a limited number of large-scale insolvencies and the ongoing difficulties in Latin America continue to weigh on the credit portfolio. It is to be expected that the result in this business segment will be clearly negative and therefore significantly below expectations.

The other core business segments of the Allianz Group have performed well. In property and casualty insurance as well as in life and health insurance the premium growth was significantly ahead of budget. The operational indicators improved as well. Thus it was possible to reduce the combined ratio to around 102 percent. The asset management segment saw a positive net asset inflow despite the difficult market situation and is therefore ahead of budget.

The Allianz Group is committed to achieving sustainable increase in value in all its business segments. In order to achieve this goal also in the banking segment, Dresdner Bank deliberately refrains from extraordinary asset disposals and is concentrating on measures which will lead to a sustainable increase in operating profitability. In this context the Board of Management of Dresdner Bank has today decided on a comprehensive action program.

It comprises three main measures:

1. The withdrawal from the non-European credit business which is not in the strategic focus of the bank was initiated in 2000. The remaining credit portfolio will be separated out and managed as an independent profit center. This measure is expected to free up to 3 billion euros in risk capital which can be redeployed in other parts of the Allianz Group.

2. The reorganization of the bank into two business divisions (Private Customers and Corporate Customers as well as Corporates & Markets) initiated in 2000 will be taken a step further. Therefore important central service functions will be integrated in these divisions. In this context some tasks will be transferred to the Allianz Group Center, leading to a substantial slimming of the bank's Corporate Center. This way the profit centers and reporting lines of the two separate units will be further streamlined and strengthened.

3. In addition to the cost savings potential generated by these measures further steps toward cost reductions are being undertaken. Together with the measures announced earlier this results in a cost reduction program of almost 2 billion euros per year and will largely take effect during 2003. The additional measures will have no significant impact on the distribution capacity of the bank.

Munich, July 31, 2002

Contact for further information:

Richard Lips	Tel. +49.89.3800-5043
Jörg E. Allgäuer	Tel. +49.89.3800-2628
Dr. Ilja-Kristin Seewald	Tel. +49.89.3800-2960
Stefan Denig	Tel. +49.89.3800-17790

- 3 -

Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ____________________
Richard Lips
Corporate Communications

By: ____________________
Reinhard Preusche
Head of Compliance

DATE: August 2, 2002